The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

February 22, 2010

By EDGAR
Securities and Exchange Commission
Washington, D.C.  20549
Attention:  John Hartz

Re:	The Dewey Electronics Corporation, File No. 02892 Form 10-K for the fiscal year ended June 30, 2009

Ladies and Gentlemen:

Set forth below are the responses by The Dewey Electronics Corporation (the “Company”) to the comment letter dated February 2, 2010 from John Hartz of the staff of the Securities and Exchange Commission (the “Commission”) to Stephen P. Krill regarding the Company’s report on Form 10-K for the fiscal year ended June 30, 2009.  The boldface heading below corresponds to the comment letter.  For your reference, following the boldface heading, we have reproduced in boldface text the comment that corresponds thereto.

Form 10-K for the fiscal year ended June 30, 2009

We note your disclosure that "disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to management, including its Chief Executive Officer and Treasurer, as appropriate to allow timely decisions regarding required disclosure." Confirm to us and revise future filings to clarify, if true, that your disclosure controls and procedures are also designed to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a- 15(e). This comment is also applicable to your Form l0-Q for the period ended September30, 2009.

Company response:

With respect to the staff’s comment in the second sentence above, the Company confirms that its disclosure controls and procedures are also designed to ensure that the information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.  The Company has reflected the staff’s comment in the third sentence above in the Company’s Form 10-Q for the period ended December 31, 2009 (the “12/31/09 Form 10-Q”), filed with the Commission on February 12, 2010, and will reflect such comment in its future filings with the Commission.  The 12/31/09 Form 10-Q reads in pertinent part as follows:

“The Company carried out, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Treasurer, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the fiscal quarter covered by this Form 10-Q.  Based upon that evaluation, the Chief Executive Officer and Treasurer concluded that, as of December 31, 2009, the design and operation of the Company's disclosure controls and procedures were effective.”

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In connection with this letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the staff’s comments.  Please call Stephen P. Krill at (201) 337-4700 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

THE DEWEY ELECTRONICS CORPORATION

/s/ Stephen P. Krill
Stephen P. Krill, Treasurer